A.	Code of Business Conduct and Ethics
Introduction

Ethics are important to OHA Investment Corporation (the “Company,” “our,” “us,” or “we”) and to its management. The Company is committed to the highest ethical standards and to conducting its business with the highest level of integrity.

All officers and directors of the Company and all employees of its investment adviser that perform regular functions or duties for the Company (collectively, the “Covered Persons,” and individually, “you”), and Oak Hill Advisors, L.P. (the “Advisor”) are responsible for maintaining this level of integrity and for complying with the policies contained in this Code of Business Conduct and Ethics (the “Code”). If you have a question or concern about what is proper conduct for you or anyone else, please raise these concerns with any member of the Company’s management, or follow the procedures outlined in applicable sections of this Code.

Purpose of the Code

This Code is intended to:

•	Help you recognize ethical issues and take the appropriate steps to resolve these issues;

•	Deter ethical violations;

•	Assist you in reporting any unethical or illegal conduct; and

•	Reaffirm and promote our commitment to a corporate culture that values honesty and accountability.

All Covered Persons, as a condition of employment or continued employment, will acknowledge in writing that they have received a copy of this Code, read it, and understand that the Code contains our expectations regarding their conduct.

Conflicts of Interest

You must avoid any conflict or the appearance of a conflict, and must report to the CCO any actual or potential conflict between your personal interests and our interests. A conflict exists when your personal interests in any way interfere or even appear to interfere with the interests of the Company, or when you take any action or have any interests that may make it difficult for you to perform your job for the Company objectively and effectively. For example, a conflict of interest may exist if any of the following scenarios occur and affect the Company:

FIDUCIARY DUTIES AND AVOIDANCE OF CONFLICTS

•	You cause us or the Advisor to enter into business relationships with you or a member of your family, or invest in companies affiliated with you or a member of your family;

•	You, or a member of your family, receive improper personal benefits as a result of your position with us or the Advisor;

•	You use any nonpublic information about us or the Advisor, our customers or our other business partners for your personal gain, or the gain of a member of your family; or

•	You use or communicate confidential information obtained in the course of your work for your or another’s personal benefit.

Corporate Opportunities

Each of us has a duty to advance the legitimate interests of the Company when the opportunity to do so presents itself. Therefore, you may not:

•
Take for yourself personally opportunities, including investment opportunities, discovered through the use of your position with us or the Advisor, or through the use of either’s property or information;

•	Use our or the Advisor’s property, information, or position for your personal gain or the gain of a family member; or

•	Compete, or prepare to compete, with us or the Advisor.

Confidentiality

You must not disclose confidential information regarding us, the Advisor, our affiliates, our lenders, our clients, or our other business partners, unless disclosure is authorized or required by law. Confidential information includes all non-public information that might be harmful to, or useful to the competitors of, the Company, its affiliates, its lenders, its clients, or its other business partners. This obligation continues even after you leave the Company, until the information becomes publicly available.

Fair Dealing

You must endeavor to deal fairly with our customers, suppliers and business partners, or any other companies or individuals with whom we do business or come into contact with, including fellow employees and our competitors. You must not take unfair advantage of these or other parties by means of:

FIDUCIARY DUTIES AND AVOIDANCE OF CONFLICTS

•	manipulation;

•	concealment;

•	abuse of privileged information;

•	misrepresentation of material facts; or

•	any other unfair-dealing practice.

Protection and Proper Use of Company Assets

Our assets are to be used only for legitimate business purposes. Theft, carelessness and waste have a direct impact on our profitability. You should protect our assets and ensure that they are used efficiently.

Incidental personal use of telephones, fax machines, copy machines, personal computers and similar equipment is generally allowed if there is no significant added cost to us, it does not interfere with your work duties, and is not related to an illegal activity or to any outside business.

Compliance with Applicable Laws, Rules and Regulations

You must comply with all laws, rules and regulations that apply to our business, including those relating to insider trading. Please talk to our Chief Compliance Officer if you have any questions about how to comply with the above regulations and other laws, rules and regulations.

In addition, we expect you to comply with all our policies and procedures that apply to you. We may modify or update our policies and procedures in the future, and may adopt new company policies and procedures from time to time. You are also expected to observe the terms of any confidentiality agreement, employment agreement or other similar agreement that applies to you.

Equal Opportunity, Harassment

We are committed to providing equal opportunity in all of our employment practices including selection, hiring, promotion, transfer, and compensation of all qualified applicants and employees without regard to race, color, sex or gender, sexual orientation, religion, age, national origin, handicap, disability, citizenship status, or any other status protected by law. With this in mind, there are certain behaviors that will not be tolerated. You may not under any circumstances engage in harassment, violence, intimidation, and discrimination of any kind involving race, color, sex or gender, sexual orientation, religion, age, national origin, handicap, disability, citizenship status, marital status, or any other status protected by law.

Accuracy of Company Records

You must ensure that all financial books, records and accounts you maintain for the Company accurately reflect transactions and events, and conform both to required accounting principles and to our system of internal controls.

FIDUCIARY DUTIES AND AVOIDANCE OF CONFLICTS

Retaining Business Communications

From time to time we establish retention or destruction policies in order to ensure legal compliance. You must fully comply with any published records retention or destruction policies, provided that you should note the following exception: If you believe, or we inform you, that our records are relevant to any litigation or governmental action, or any potential litigation or action, then you must preserve those records until we determine the records are no longer needed. This exception supersedes any previously or subsequently established destruction policies for those records. If you believe that this exception may apply, or have any questions regarding the possible applicability of that exception, please contact our Chief Compliance Officer.

Political Contributions

No funds of the Company may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time, subject to preclearance by the Chief Compliance Officer.

Media Relations

We must speak with a unified voice in all dealings with the press and other media. As a result, our Chief Executive Officer and Chief Compliance Officer are the sole contacts for media seeking information about the Company. Any requests from the media must be referred to our Chief Executive Officer and Chief Compliance Officer.

Intellectual Property Information

Information generated in our business is a valuable asset. Protecting this information plays an important role in our growth and ability to compete. Such information includes business and research plans; objectives and strategies; trade secrets; unpublished financial information; salary and benefits data; lender and other business partner lists. Employees are obligated to safeguard our intellectual property information from unauthorized access and:

•	Not disclose this information to persons outside of the Company;

•	Not use this information for personal benefit or the benefit of persons outside of the Company; and

•	Not share this information with other employees except on a legitimate “need to know” basis.

Internet and E-Mail Policy

FIDUCIARY DUTIES AND AVOIDANCE OF CONFLICTS

We provide an e-mail system and Internet access to certain of our employees to help them do their work. You may use the e-mail system and the Internet only for legitimate business purposes in the course of your duties. Incidental and occasional personal use is permitted, but never for personal gain or any improper use. Further, you are prohibited from discussing or posting confidential information regarding the Company in any external electronic forum, including Internet chat rooms or electronic bulletin boards.

Reporting Violations and Complaint Handling

You are responsible for compliance with the rules, standards and principles described in this Code. In addition, you should be alert to possible violations of the Code by the Company or the Advisor’s employees, officers and directors, and you are expected to report a violation promptly. Reports should be made to our Chief Compliance Officer who will investigate and report the matter to our President and/or Board of Directors, as the circumstance dictates. You will also be expected to cooperate in an investigation of a violation.

Anyone who has a concern about our conduct, the conduct of an officer of the Company or the Advisor or our accounting, internal accounting controls or auditing matters, may communicate that concern to the Audit Committee of the Board of Directors through our Chief Compliance Officer. All reported concerns shall be forwarded to the Audit Committee and will be simultaneously addressed by our Chief Compliance Officer in the same way that other concerns are addressed by us. The status of all outstanding concerns forwarded to the Audit Committee will be reported on a quarterly basis by our Chief Compliance Officer. The Audit Committee may direct that certain matters be presented to the full board and may also direct special treatment, including the retention of outside advisers or counsel, for any concern reported to it.

All reports will be investigated and whenever possible, requests for confidentiality shall be honored. And, while anonymous reports will be accepted, please understand that anonymity may hinder or impede the investigation of a report. All cases of questionable activity or improper actions will be reviewed as appropriate.

There will be no reprisal, retaliation or adverse action taken against any employee on the basis of such employee’s making reports or assisting in the investigation of, a violation or suspected violation, or who makes an inquiry about the appropriateness of an anticipated or actual course of action.

For reporting concerns about the Company’s or the Advisor’s conduct, the conduct of an officer of the Company or the Advisor, or about the Company’s or the Advisor’s accounting, internal accounting controls or auditing matters, you may use the following means of communication:

ADDRESS:         OHA Investment Corporation
Attn: Chief Compliance Officer
1114 Avenue of the Americas, 27th Floor
New York, NY 10036

FIDUCIARY DUTIES AND AVOIDANCE OF CONFLICTS

Administration of the Code

The Chief Compliance Officer has overall responsibility for administering the Code and reporting on the administration of and compliance with the Code and related matters to our Board of Directors.

Sanctions for Code Violations

All violations of the Code will result in appropriate corrective action, up to and including dismissal. If the violation involves potentially criminal activity, the individual or individuals in question will be reported, as warranted, to the appropriate authorities.

Application/Waivers

All the directors and officers of the Company and select employees the Advisor are subject to this Code.

Insofar as other policies or procedures of the Company or the Advisor govern or purport to govern the behavior or activities of all persons who are subject to this Code, they are superseded by this Code to the extent that they conflict with the provisions of this Code.

Any material amendment or waiver of the Code for an executive officer or member of our Board of Directors must be made by our Board of Directors and disclosed as required by Item 5.05 of Form 8-K on a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days following such amendment or waiver.

Revisions and Amendments

This Code may be revised, changed or amended at any time by our Board of Directors. Following any material revisions or updates, an updated version of this Code will be distributed to you, and will supersede the prior version of this Code effective upon distribution. We will ask you to sign an acknowledgement confirming that you have read and understood the revised version of the Code, and that you agree to comply with the provisions.

FIDUCIARY DUTIES AND AVOIDANCE OF CONFLICTS